

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2010

via U.S. mail and facsimile to (423) 743-2670

Mr. James H. Dorton, Vice President-Corporate Development and CFO
NN, Inc.
2000 Waters Edge Drive
Building C, Suite 12
Johnson City, Tennessee 37604

      RE: NN, Inc.
              Form 10-K for the fiscal year ended December 31, 2009
              File No. 0-23486

Dear Mr. Dorton:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Terence O'Brien
                    Branch Chief